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                             March 1, 2023

       Jun Liu
       Chief Executive Officer
       ATIF Holdings Ltd
       25391 Commercentre Dr., Ste 200
       Lake Forest, CA 92630

                                                        Re: ATIF Holdings Ltd
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed February 10,
2022
                                                            File No. 333-268927

       Dear Jun Liu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-3 filed February 10, 2023

       Recent Regulatory Development, page 5

   1. We note your response to comment 8 and your revised disclosure, including specifically your reliance on the
Yuan Tai Law Offices as to certain legal matters. Please file as an exhibit to the
registration statement a consent from the Yuan Tai Law Offices to being named in the
registration statement, and please add the firm and the scope of its engagement to the Legal
Matters section of the prospectus.
 Jun Liu
FirstName  LastNameJun Liu
ATIF Holdings   Ltd
Comapany
March      NameATIF Holdings Ltd
       1, 2023
March2 1, 2023 Page 2
Page
FirstName LastName
       You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services